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                              January 19, 2024

       Jacob Mohs
       Alternative Liquidity Index LP
       C/O Alternative Liquidity Capital
       11500 Wayzata Blvd. #1050
       Minnetonka, MN 55305

                                                        Re: Alternative
Liquidity Index LP
                                                            Sinovac Biotech
Ltd.
                                                            Schedule TO-T filed
January 8, 2024
                                                            File No. 005-79318

       Dear Jacob Mohs:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

       Schedule TO-T filed January 8, 2024

       What are the Purchaser's future intentions concerning the Company?, page
0

   1. We note that Purchaser made an additional offer for these shares in August 2023. Please revise to state
(including price paid per shares and number of shares purchased in that offer), and to indicate
whether you intend to make additional offers after this one. Provide the same expanded
disclosure under "Future Plans" later in the Offer to Purchase, and in any future offers for
these securities.
       4. Procedures for Accepting This Offer and Tendering Shares, page 0

   2. We note your statement that "All questions as to the validity, form, eligibility (including time of receipt), and
acceptance for payment of any tender of Shares pursuant to the procedures described
above will be determined by the Purchaser, in its sole discretion, which determination
shall be final and binding." Please revise this and similar statements
 Jacob Mohs
FirstName
AlternativeLastNameJacob
           Liquidity Index Mohs
                           LP
Comapany
January 19,NameAlternative
            2024            Liquidity Index LP
January
Page 2 19, 2024 Page 2
FirstName LastName
         throughout your materials (such as in Sections 5 and 12) to remove the implication that shareholders may not challenge your determinations and interpretations in a court of competent jurisdiction.
6. Effects of the Offer, page 0

3. Please revise the first sentence of this section to clarify whether you believe the provisions of the Company's Articles of Incorporation do or do not restrict transfers of shares pursuant to the offer.
4. Refer to the following statement in the last paragraph of this section: "The foregoing conditions are for our sole benefit and in our sole discretion may be waived only by us, in whole or in part, at any time before the Expiration Date. Our failure to exercise any of the conditions does not represent a waiver of our rights to exercise such conditions, which we may choose to enforce at any time." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. Please revise.
12. Conditions to this Offer, page 0

5. Refer to clauses (a)(ii) and (v) in this section. Reserving the right to determine satisfaction of an offer condition in the sole judgement or sole discretion of the bidder may render the offer illusory, in contravention of Regulation 14E. Please revise to include a standard of reasonableness. See Compliance and Disclosure Interpretation Question
101.01 under
         Tender Offer Rules and Schedules (March 17, 2023).
General

6. We note your statement at the top of the cover page of the Offer to Purchase that the offer, proration period, and the withdrawal rights will "EXPIRE AT 11:59 P.M. MIDNIGHT,
         NEW YORK CITY TIME, February 21, 2024." In future filings, please revise to clarify whether the expiration is at 11:59 p.m. or at midnight.
7.       Please revise your disclosure to include the information required by
Item 3 of Schedule
         TO and Item 1003(a) - (c) of Regulation M-A for any filing person and any person specified in General Instruction C of Schedule TO. For each natural person, your revised disclosure should include the principal business and address of his or her current principal occupation or employment and past material occupations, positions, offices or employment (during the past five years). In addition, please provide the information required by Items 5-8 of Schedule TO for all persons or entities specified in General
         Instruction C.
8.       We note the following disclosure on the cover page of the Offer to
Purchase: "Any
         dividends paid after Expiration Date or such other date to which the Offer may be extended by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser." Please be aware that if the Offer
 Jacob Mohs
Alternative Liquidity Index LP
January 19, 2024
Page 3
         price is offset by dividends paid, this would represent a change in the Offer price requiring that the Offer remain open for at least ten business days after notice of the change is disseminated to target shareholders. See Rule 14e-1(b). Please revise to clarify.
9. Refer to Item 10 of Schedule TO and Instruction 2 to that Item. Since this is a partial offer by a non-reporting bidder, explain why the Purchaser's financial statements are not material.
9. Information Concerning the Purchaser, page 0

10. See our comments above. Please disclose the control persons of the Purchaser, which is a limited partnership formed in 2021 to make investments in non-traded securities. See
         General Instruction C to Schedule TO.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameJacob Mohs                                   Sincerely,
Comapany NameAlternative Liquidity Index LP
                                                               Division of
Corporation Finance
January 19, 2024 Page 3                                        Office of
Mergers & Acquisitions
FirstName LastName